Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2022-USNCH14436 Registration Statement Nos. 333-255302; 333-255302-03 Dated October 14, 2022; Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities Due October , 2025 Based on the Performance of the S&P 500® Index
Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	The S&P 500® Index (ticker symbol: “SPX”)
Stated principal amount:	$1,000 per security
Pricing date:	October 17, 2022
Issue date:	October 20, 2022
Valuation dates, potential redemption dates and contingent coupon payment dates:	The valuation dates, potential redemption dates and contingent coupon payment dates are set forth below:
Valuation dates*	Potential redemption dates*	Contingent coupon payment dates**
January 17, 2023	N/A	January 20, 2023
April 17, 2023	April 17, 2023	April 20, 2023
July 17, 2023	July 17, 2023	July 20, 2023
October 17, 2023	October 17, 2023	October 20, 2023
January 17, 2024	January 17, 2024	January 22, 2024
April 17, 2024	April 17, 2024	April 22, 2024
July 17, 2024	July 17, 2024	July 22, 2024
October 17, 2024	October 17, 2024	October 22, 2024
January 17, 2025	January 17, 2025	January 23, 2025
April 17, 2025	April 17, 2025	April 23, 2025
July 17, 2025	July 17, 2025	July 22, 2025
October 17, 2025 (the “final valuation date”)	N/A	October 22, 2025 (the “maturity date”)

* Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur, as described in the accompanying product supplement. Each potential redemption date is subject to postponement on the same basis as a valuation date.

** If the potential redemption date immediately preceding any contingent coupon payment date is postponed, that contingent coupon payment date will also be postponed so that it falls on the third business day after such potential redemption date, as postponed.

Maturity date:	Unless earlier automatically redeemed, October 22, 2025
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to at least 2.275% of the stated principal amount of the securities (at least 9.10% per annum, to be determined on the pricing date) if and only if the closing level of the underlying index on the related valuation date is greater than or equal to the coupon barrier level. If the closing level of the underlying index on any quarterly valuation date is less than the coupon barrier level, you will not receive any contingent coupon payment on the related contingent coupon payment date. If the closing level of the underlying index is less than the coupon barrier level on one or more valuation dates and, on a subsequent valuation date, the closing level of the underlying index is greater than or equal to the coupon barrier level, your contingent coupon payment for that subsequent valuation date will include all previously unpaid contingent coupon payments (without interest on amounts previously unpaid). However, if the closing level of the underlying index is less than the coupon barrier level on any valuation date and on each subsequent valuation date thereafter, you will not receive the unpaid contingent coupon payments in respect of those valuation dates.
Payment at maturity[1]:

If the securities are not automatically redeemed prior to maturity, for each $1,000 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows:

• If the final index level is greater than or equal to the downside threshold level: $1,000 + any contingent coupon payment due at maturity (including any previously unpaid contingent coupon payments)

• If the final index level is less than the downside threshold level: $1,000 + ($1,000 × the index return)

If the final index level is less than the downside threshold level, you will receive less, and possibly significantly less, than 70.00% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment (including any previously unpaid contingent coupon payments) at maturity.

Automatic early redemption:	If, on any potential redemption date, the closing level of the underlying index is greater than or equal to the initial index level, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Early redemption payment:	The stated principal amount of $1,000 per security plus the related contingent coupon payment (including any previously unpaid contingent coupon payments)
Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the final valuation date
Coupon barrier level:	80.00% of the initial index level
Downside threshold level:	70.00% of the initial index level
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
CUSIP/ISIN:	17330YBE9 / US17330YBE95
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/000095010322017805/dp182459_424b2-us2206959.htm

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Index Return of Underlying Index on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-31%	$690.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $910.50 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.

•	You will not receive any contingent coupon payment for any quarter in which the closing level of the underlying index is less than the coupon barrier level on the related valuation date.

•	Higher contingent coupon rates are associated with greater risk.

•	You may not be adequately compensated for assuming the downside risk of the underlying index.

•	The securities may be automatically called prior to maturity, limiting your opportunity to receive contingent coupon payments.

•	The securities offer downside exposure to the underlying index, but no upside exposure to the underlying index.

•	The performance of the securities will depend on the closing level of the underlying index solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying index.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.

•	The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Market Inc. or any other person may be willing to buy the securities from you in the secondary market.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	Immediately following issuance, any secondary market bid price provided by Citigroup Global Market Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Market Inc. or its affiliates, will reflect a temporary upward adjustment.

•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

•	Citigroup Global Market Holdings Inc.’s offering of the securities does not constitute a recommendation of the underlying index.

•	The level of the underlying index may be adversely affected by Citigroup Global Market Holdings Inc.’s or its affiliates’ hedging and other trading activities.

•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.

•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the securities.

•	Adjustments to the underlying index may affect the value of your securities.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.